Exhibit 12.1

AGRIUM INC.

Computation of Ratio of Earnings to Fixed Charges

(millions of U.S. dollars, except ratios)

	Year Ended December 31,					Nine Months Ended September 30,
	2004	2005	2006	2007	2008	2008	2009
Earnings:
Consolidated net earnings	$263	$270	$42	$426	$1,244	$1,189	$370
Income taxes	122	127	(60)	171	510	545	144
Fixed charges	66	55	81	90	152	106	118
Equity in earnings of unconsolidated entities	(59)	(45)	(64)	(57)	(58)	(59)	(48)
Non-controlling interest				(3)	(30)	20	—
Capitalized interest	—	—	(6)	—	(1)	—	—

Total earnings	$392	$407	$(7)	$627	$1,817	1,801	584

Fixed charges:
Interest expensed and capitalized	$52	$41	$62	$71	$99	$66	$78
Estimated interest within rental expense	14	14	19	15	53	40	40

Total fixed charges	$66	$55	$81	$86	$152	$106	$118

Ratio of earnings to fixed charges	5.94	7.40	— (1)	7.29	11.95	16.99	4.95

(1)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2006. The amount of the deficiency was $88 million.

Unaudited Pro forma Condensed Combined

Computation of Ratio of Earnings to Fixed Charges for Agrium and CFI for the

Year Ended December 31, 2008 and the Nine Months Ended September 30, 2009

(millions of U.S. dollars, except ratios)

	Year Ended December 31, 2008	Nine Months Ended September 30, 2009
Earnings:
Consolidated net earnings	$1,834	$621
Income taxes	838	323
Fixed charges	240	197
Equity in earnings of unconsolidated entities	(131)	(62)
Non-controlling interest	87	77
Capitalized interest	(1)	—

Total earnings	$2,867	$1,156

Fixed charges:
Interest expensed and capitalized	$182	$153
Estimated interest within rental expense	58	44

Total fixed charges	$240	$197

Ratio of earnings to fixed charges	11.95	5.87